

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

Via E-mail
Bill Joll
Chief Executive Officer and President
Irvine Sensors Corporation
3001 Red Hill Avenue
Costa Mesa, California 92626

> Re: **Irvine Sensors Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 24, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 9, 2011**
> **File No. 001-08402**

Dear Mr. Joll:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail):   Ellen S. Bancroft, Esq. — Dorsey & Whitney LLP